

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

<u>Via E-mail</u>
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE: China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated July 29, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Note 14 – Mandatorily redeemable non-controlling interests in Subsidiaries, page 66</u>

1.   We have evaluated your response number 2 in your letter dated July 29, 2013. We understand that you negotiated a 5.85% financing rate with the bank to finance construction of the underlying Puhua project. We understand that you had received over $22 million on this loan as of March 31, 2010. We understand that the same project risk and return factors existing when this loan was negotiated in December 2009 were also applicable when the May 2010 redemption agreement was negotiated. In negotiating the redemption price, we understand that you considered the risks and prospects of the Puhua project as of May 2010 and concluded that an $89 million purchase price was appropriate for the non-controlling interest for which Prax had paid $29 million approximately 18 months earlier. The negotiated borrowing rate with the bank, as well as the negotiated

stock purchase price, are both observable inputs as contemplated by ASC 820-10-35-16C, 820-10-35-24, 820-10-55-57 and 835-30-25-12. Consequently, it appears that the rate used to estimate the fair value of the redemption liability in May 2010 should be consistent with the 5.85% borrowing rate directly related to that project.

Please revise your financial statements accordingly. The accounting for the agreement should be prospective commencing with the date on which it was signed, and not as of the earlier 'effective date.'

2.   Please provide us with the amended guarantee contract referenced in Section 3.9 and on page 2 of Appendix A in the May 2010 redemption agreement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief